UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*
Avalo Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
05338F108
(CUSIP Number)
Feburary 14, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule* is filed:

	[_]  Rule 13d-1(b)

	[X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's * initial filing on this form with respect to the subject class of securities, and for any subsequent amendment * containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be * deemed to be 'filed' for the purpose of
Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject * to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see * the Notes).



SCHEDULE 13G
CUSIP No.
05338F108

1
Names of Reporting Persons

Caissa Capital Management Ltd.
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

British Virgin Islands

Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  1,211,371

6
  Shared Voting Power




7
  Sole Dispositive Power


  1,211,371

8
  Shared Dispositive Power



9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,211,371
10
Check box if the aggregate amount in row (9) excludes certain shares * (See Instructions)


[ ]
11
Percent of class represented by amount in row (9)

9.19%
12
Type of Reporting Person (See Instructions)

CO


SCHEDULE 13G
CUSIP No.
05338F108

1
Names of Reporting Persons

Cambyz Golestaneh
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

British

Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  1,393,671*

6
  Shared Voting Power




7
  Sole Dispositive Power


  1,393,671*

8
  Shared Dispositive Power



9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,393,671*
10
Check box if the aggregate amount in row (9) excludes certain shares * (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

10.57%
12
Type of Reporting Person (See Instructions)

IN

* Includes 1,211,371 shares held by Caissa Capital Management Ltd, a British * Virgin Islands company controlled by Mr. Golestaneh
Item 1.
(a)	Name of Issuer:
Avalo Therapeutics, Inc.
(b)	Address of Issuer's Principal Executive Offices:
540 Gaither Road, Suite 400, Rockville Maryland 20850
Item 2.
(a)	Name of Person Filing:
a.	Caissa Capital Management Ltd.
b.	Cambyz Golestaneh
(b)	Address of Principal Business Office or, if None, Residence:
Palm Grove House Wickhams Cay 1 Road Town, Tortola, British Virgin Islands * VG1110
(c)	Citizenship:
Caissa Capital Management Ltd. - British Virgin Islands company, *
Cambyz Golestaneh - British citizen.
(d)	Title and Class of Securities:
Common stock, $0.001 Par Value Per Share
(e)	CUSIP No.:
05338F108
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b) or *
240.13d-2(b) or (c), check whether the
person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment *
Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule *
13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule *
13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal *
Deposit Insurance Act
(12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment *
company under
section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)*
(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing *
as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of *
institution:
____
Item 4.	Ownership
(a)	Amount Beneficially Owned:
Caissa Capital Management Ltd. - 1,211,371 shares of common stock
Cambyz Golestaneh - 1,393,671 shares of common stock
(b)	Percent of Class:
Caissa Capital Management Ltd. - 9.19%*
Cambyz Golestaneh - 10.57%*

* Based on a total of 13,184,104 shares of common stock outstanding as of * Feburary 3, 2023 issuers 424B prospectus filed.
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
	Caissa Capital Management Ltd. - 1,211,371
	Cambyz Golestaneh - 1,393,671
(ii)	Shared power to vote or to direct the vote:
		 Caissa Capital Management Ltd. - 0
 		Cambyz Golestaneh - 0
(iii)	Sole power to dispose or to direct the disposition of:
		Caissa Capital Management Ltd. - 1,211,371
		Cambyz Golestaneh - 1,393,671
(iv)	Shared power to dispose or to direct the disposition of:
		Caissa Capital Management Ltd. - 0
		Cambyz Golestaneh - 0


Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof * the reporting person has ceased to be the beneficial owner of more than five percent of the class of *
securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	Not applicable
Item 7.	Identification and classification of the subsidiary which acquired *
the security being reported on
by the parent holding company or control person.
	Not applicable
Item 8.	Identification and classification of members of the group.
	Not applicable
Item 9.	Notice of Dissolution of Group.
	Not applicable
Item 10. Certifications.
	Not applicable


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify * that the information set forth in this statement is true, complete and correct.
Dated:  Feburary 14, 2023

Caissa Capital Management Ltd.

By:  /s/ Cambyz Golestaneh
Name: Cambyz Golestaneh
Title: Director

Cambyz Golestaneh
By:  /s/ Cambyz Golestaneh


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